Exhibit 99.1

Annex A

Manager and Executive Officers of Orbic North America, LLC.

The following sets forth the name and principal occupation of each of the directors and executive officers of Orbic North America, LLC. (“Orbic”), whose address (unless otherwise specified in the Schedule 13D) is c/o Orbic North America, LLC., 555 Wireless Blvd., Hauppauge, NY 11788. Each of such persons is a citizen of the United States. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name	Position with Orbic
Ashima Narula	Sole member and manager of Orbic North America, LLC.
Parveen Narula	President and Chief Executive Officer of Orbic North America, LLC.
Gina Wetzel	Chief Financial Officer and Chief Operating Officer of Orbic North America, LLC.
Eileen Lever	Director of Human Resources of Orbic North America, LLC.